UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

General Finance Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):
Ronald F Valenta

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

USA

	5	Sole Voting Power:

Number of		1,410,000 (See Item 4)

Shares	6	Shared Voting Power:
Beneficially
Owned by		13,500 (See Item 4)

Each	7	Sole Dispositive Power:
Reporting
Person		1,410,000 (See Item 4)

With:	8	Shared Dispositive Power:

13,500 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,423,500 (See Item 4)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9):

13.6%

12	Type of Reporting Person (See Instructions):

IN

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Item 1.
	(a)	Name of Issuer: General Finance Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 260 South Los Robles, Suite 217 Pasadena, CA 91101

Item 2.
	(a)	Name of Person Filing: Ronald F. Valenta
	(b)	Business Address: 260 South Los Robles, Suite 217 Pasadena, CA 91101
	(c)	Citizenship: U.S.A.
	(d)	Title of Class of Securities: Common stock, 0.0001 par value per share (“Common Stock”)
	(e)	CUSIP Number: 369822101

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).
Not applicable.
Item 4.	Ownership.

	(a)	Amount beneficially owned: As of the date of this filing, the Reporting Person beneficially owns 1,423,500* shares of Common Stock.

(b)	Percent of class: 13.6%

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(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote is 1,410,000;

(ii) Shared power to vote or to direct the vote is 13,500*;

(iii) Sole power to dispose or to direct the disposition of is 1,410,000; and

(iv) Shared power to dispose or to direct the disposition of is 13,500*.

* Includes (i) 6,250 shares of common stock owned by Reporting Person’s wife, (ii) 1,250 shares of common stock owned by Reporting Person’s son, and (iii) 6,000 shares of common stock owned by the Reporting Person’s daughter.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	/s/ Ronald F. Valenta
Ronald F. Valenta

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